SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File Number 0-20355

Costco 401(k) Retirement Plan
(full title of plan)

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027
(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3
Notes to Financial Statements	4
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	11
Signature	27
Exhibit:
23(a) - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Seattle, Washington
June 15, 2017

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
(in thousands)

	2016	2015
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$4,606,549	$4,720,350
Common commingled trust funds	2,920,636	2,313,903
Separately managed accounts	1,742,565	1,622,876
Registered investment company funds	995,090	866,839
Investments at contract value:
Fully benefit-responsive investment contracts	1,170,622	1,083,350
Total investments	11,435,462	10,607,318
Receivables:
Notes receivable from participants	454,622	432,585
Employer contributions (net of forfeitures)	300,230	278,537
Total receivables	754,852	711,122
Non-interest bearing cash	2,218	5,825
Net assets available for benefits	$12,192,532	$11,324,265

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015
(in thousands)

	2016	2015
Net investment income:
Net appreciation of investments	$312,820	$555,628
Interest	24,234	23,295
Dividends	88,019	217,359
Total net investment income	425,073	796,282
Interest on notes receivable from participants	20,683	19,979
Contributions to the Plan:
Employee	487,934	452,191
Employer (net of forfeitures)	357,708	330,883
Total contributions	845,642	783,074
Distributions to participants	(423,131)	(451,200)
Net increase in net assets available for benefits	868,267	1,148,135
Net assets available for benefits, beginning of year	11,324,265	10,176,130
Net assets available for benefits, end of year	$12,192,532	$11,324,265

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the Company or Costco).
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Employee Contributions

The Plan allows employees at least 18 years of age who have completed 90 days of service within a 12-consecutive-month period to make salary deferral contributions, commencing the first day of the month following the completion of 90 days of employment. Participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. The percentage deferred into the Plan automatically increases by one percentage point on an active participant’s employment anniversary date, and each anniversary date thereafter, to a maximum automatic deferral of 20%. Employees may choose to opt out of this automatic deferral increase.

(b)	Employer Contributions

All Company contributions are made in cash and invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to the age-based target retirement fund. Employer contributions are allocated based on an employee’s classification as either: 1) a California Union Employee; or 2) an Other-than-California Union Employee.

(1)	California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $250 per year. In addition, employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours, calculated every pay period, are eligible for an annual employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year, based on straight-time hours worked during the plan year, up to a maximum of 2,080 hours per calendar year and years of service. These contributions in 2016 and 2015 ranged from $0.05 to $0.47 per hour, totaling $4.5 million and $4.3 million, respectively.

(2)	Other-than-California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $500 per year. In addition, employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours, calculated every pay period, are eligible for an annual discretionary employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes discretionary contributions into the accounts of all eligible plan participants employed on the last day of the plan year. These

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2016 and 2015

contributions range from 3% to 9% of each participant's compensation based on years of service, as defined by the Plan, totaling $299.3 million and $274.2 million for the years ended December 31, 2016 and 2015, respectively.

(c)	Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, plan earnings, and appreciation or depreciation in underlying securities. Participant accounts are also charged with an allocation of certain expenses based on the account balances. An example of an expense is the investment fees, which vary by investment elections. The benefit to which a participant is entitled is that available from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions, actual earnings thereon, and in other contributions as defined in the Plan document. Vesting in the employer-match, employer contributions, and discretionary contributions, including actual earnings thereon, is based on years of service, according to the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or to pay administrative expenses. During 2016 and 2015, forfeitures totaling $4.0 million and $3.8 million, respectively, were used to reduce employer contributions. At the end of 2016 and 2015 there was a forfeiture balance of $3.6 million and $2.9 million, respectively, which were used to offset future employer discretionary contributions. There were no unallocated forfeitures as of December 31, 2016 and 2015, after application to reduce the employer discretionary contributions. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re-hired by the Company and repays the full amount distributed upon termination.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options then available. Participants may change their options and transfer amounts between funds daily. In January 2016, participants' investment in the Company's common stock were limited to no more than 50% of their 401(k) Plan Account, including loan repayments. Participants were not forced to sell stock and may reinvest stock dividends in the Company's common stock. After the change, participants are no longer able to purchase additional stock if the total stock investment exceeds 50%. T. Rowe Price (TRP) is the trustee for all investments and the keeper of records of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts.
The Capital Preservation Portfolio (CPP) is a fully benefit-responsive investment contract for the exclusive benefit of the Plan. The CPP invests in Synthetic Guaranteed Investment Contracts (SICs), Separate Account Contracts (SACs) and mutual funds.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2016 and 2015

(g)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum, or as a partial or installment distribution for eligible participants. Participants may apply for a distribution of all or a portion of the vested interest at any time after attaining age 59-1/2. Participants are also eligible to make withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Dividends on the Company’s stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant in advance of the ex-dividend date. Dividends on the Company’s stock are reported on a gross basis, with the dividends paid reported as “Dividends” and the amounts distributed reported as “Distributions to participants” in the statements of changes in net assets available for benefits. On January 29, 2015, the Company declared a special cash dividend on Costco common stock of $5 per share, which was paid on February 27, 2015. Of the $145.4 million special dividend paid to Plan participants, approximately $91.7 million was distributed to the participants and the remaining $53.7 million was reinvested into the participants’ accounts.

(h)	Notes Receivable from Participants

A participant may borrow up to the lesser of $50,000 or 45% of the vested account balance, calculated using the participant’s pre-tax contribution, and rollover. Only the participant’s pre-tax contribution, rollover, and Company matching amounts may be borrowed against, with a minimum note of $1,000. Notes are payable through payroll deductions over a period ranging up to 180 months. The interest rate is determined by the Plan Administrator, based on the Bank of America prime rate on the last day of the calendar year prior to when the note was made, plus 1% for a primary residence loan and 2% for a standard loan. The rates at December 31, 2016 and 2015 ranged from 4.25% to 11.50%, respectively. The notes have various maturity dates up to December 2031.
Starting January 1, 2015, participant loans requested and issued cannot be withdrawn from Company matching contributions. Loans also have an annual maintenance fee charge. This amendment was approved in December 2014.
Additionally, starting January 1, 2016, terminated participants with outstanding loans are no longer in default and required to be paid within 30 days of termination. Participants are allowed to continue making regular loan payments after termination. These amendments were approved in November 2015.

(i)	Plan Administrator

The Plan is administered by the Benefits Committee of the Company.

(j)	Administrative and Investment Expenses

All investment management and transaction fees are netted against the “Net appreciation of investments.” Certain administrative expenses of maintaining the Plan are paid by the Company, except for loan origination fees (paid by the participant requesting the loan) associated with notes receivable from participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts are reported at contract value (see Note 3), while all other investments in the Plan are reported

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2016 and 2015

at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in the separately managed accounts, as well as registered investment companies and certain fully benefit-responsive investment contracts that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.
Registered investment company funds, Company common stock, and other equity securities (held in the separately managed accounts) are stated at fair value based upon quoted market prices.
The CPP is invested in SICs and SACs, which are fully benefit-responsive and recorded at contract value. Participant withdrawals are required to be at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. A result may be that the fully benefit-responsive contracts are terminated and settled at a valued amount different from the contract value. The Plan Administrator believes at this time any events that would limit the Plan’s ability to transact at contract value with participants are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value or contract value of assets from one period to the next, plus realized gains and losses.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2016 and 2015

(3)	Fully Benefit-Responsive Investment Contracts

The following is a description of the fully benefit-responsive investment contracts invested in by the CPP.

SIC: Consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
SAC and wrap contract: These are contracts with an insurance company. The issuer legally owns the assets and is required to segregate them into a separate account, which is designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
The table below presents the total contract value of each type of fully benefit-responsive investment contract in the Plan as of December 31, 2016, and 2015.

	Fully benefit-responsive investment contracts (in thousands)
	2016	2015
SIC	$984,996	$902,262
SAC	185,626	181,088
Total fully benefit-responsive investment contracts	$1,170,622	$1,083,350

(4)	Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The following valuation techniques are used to measure fair value:
Level 1 primarily consists of financial instruments, such as investments in registered investment company funds and the Company's common stock, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.
Level 2 includes assets and liabilities where quoted market prices are unobservable but observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2016 and 2015

Level 3 assets include significant unobservable inputs reflecting our own assumptions consistent with reasonably available assumptions made by other market participants. The Plan uses the income approach for certain investments, which involves determining fair values from discounted cash flow methodologies, or replacement cost for Level 3 assets.
Valuation techniques utilized during the reporting period in the fair value measurement of Level 1, Level 2, and Level 3 assets and liabilities presented on the Plan’s statements of net assets available for benefits were not changed from previous practice. The Plan reports transfers in and out of Levels 1, 2, and 3, as applicable, using the fair value of the individual securities or funds as of the beginning of the reporting period in which the transfer(s) occurred.
The carrying value of the Plan’s receivables approximate fair value due to their short-term nature or fixed rates relative to prevailing market rates.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, registered investment company funds, and separately managed accounts: Valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs.
Common commingled trust: Valued at the Net Asset Value (NAV) of shares held by the Plan at year end. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. There are no unfunded commitments at December 31, 2016 or 2015. Accounting Standards Update (ASU) 2015-10, Technical Corrections and Improvements updated the definition of Readily Determinable Fair Value. The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market. As such, the Plan has changed its valuation technique of the common commingled trust from NAV Practical Expedient to NAV Readily Determinable Fair Value for 2016 and 2015. This did not have a material impact to the financial statements or disclosures. These assets are valued using Level 1 inputs.
There were no Level 2 or Level 3 financial assets in the Plan that are measured at fair value on a recurring basis as of December 31, 2016 and 2015.

(5)	Form 5500 Reconciliation

As of December 31, 2016, the net assets available for benefits per the financial statements agreed to the Plan's Form 5500.

In 2015, the Plan elected to early adopt ASU 2015-12 that simplified employee benefit plan accounting, eliminating the requirements to measure the fair value of fully benefit-responsive contracts. However, the Form 5500 does not allow early adoption, therefore the financial statements and Form 5500 do not agree. The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2015 to the Plan’s Form 5500 (in thousands):

2015
Net assets available for benefits per the financial statements	$11,324,265
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,631
Net assets available for benefits per the Form 5500	$11,328,896

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2016 and 2015

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Plan’s Form 5500 (in thousands):

	2016	2015
Net increase in net assets available for benefits per the financial statements	$868,267	$1,148,135
Net change due to fair value for fully benefit-responsive contracts	(4,631)	(11,535)
Net increase in net assets available for benefits per the Form 5500	$863,636	$1,136,600

(6)	Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(7)	Tax Status

In a determination letter dated September 23, 2013, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the last determination letter, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(8)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and record keeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the Company’s common stock, which also qualify as party-in-interest transactions.

(9)	Subsequent Events

In February 2016, the Company and the International Brotherhood of Teamsters entered into a labor agreement whereby East Coast employees covered by this agreement elected to join the West Coast Union 401(k) plan.  These changes took effect on January 1, 2017.
On April 25, 2017, the Company declared a special cash dividend on Costco common stock of $7 per share, which was paid on May 26, 2017. Of the $210.2 million special dividend paid to Plan participants, approximately $134.9 million was distributed directly to the participants and the remaining $75.3 million was reinvested into the participants’ accounts.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R6	$207,032
PIMCO	Income Inst	355,160
* T. Rowe Price	Retirement Balanced Trust D	22,391
* T. Rowe Price	TRP Ret 2005 Active Trust D	13,392
* T. Rowe Price	TRP Ret 2010 Active Trust D	36,459
* T. Rowe Price	TRP Ret 2015 Active Trust D	112,208
* T. Rowe Price	TRP Ret 2020 Active Trust D	281,232
* T. Rowe Price	TRP Ret 2025 Active Trust D	378,097
* T. Rowe Price	TRP Ret 2030 Active Trust D	392,740
* T. Rowe Price	TRP Ret 2035 Active Trust D	322,922
* T. Rowe Price	TRP Ret 2040 Active Trust D	411,499
* T. Rowe Price	TRP Ret 2045 Active Trust D	460,645
* T. Rowe Price	TRP Ret 2050 Active Trust D	239,177
* T. Rowe Price	TRP Ret 2055 Active Trust D	236,483
* T. Rowe Price	TRP Ret 2060 Active Trust D	13,391
Vanguard	Total Bond Market Index Fund Institutional	48,812
Vanguard	Institutional Index, Plus	384,086
Total registered investment company and common commingled trust funds		3,915,726
Separately managed accounts:
Mid-Cap Growth Portfolio:
Canadian Dollar	Cash	3
Acadia Healthcare Co Inc	Common Stock	2,819
Alkermes Plc	Common Stock	9,914
Allegion Plc	Common Stock	7,953
Atlassian Corp Plc-Class	Common Stock	3,330
Centennial Resource Devel	Common Stock	674
Ferrari Nv	Common Stock	2,913
Henry Schein Inc	Common Stock	6,233
IHS Markit Ltd	Common Stock	10,113
Keysight Technologies In	Common Stock	9,198
L Brands Inc	Common Stock	4,816
Manpowergroup Inc	Common Stock	1,425
Marriott International -C	Common Stock	12,096
Martin Marietta Materials	Common Stock	6,438
Match Group Inc	Common Stock	1,602
Mednax Inc	Common Stock	10,821
Mettler-Toledo Internatio	Common Stock	2,936
Mgm Resorts International	Common Stock	4,854
Michaels Cos Inc/The	Common Stock	5,082
Microchip Technology Inc	Common Stock	13,628
Middleby Corp	Common Stock	3,872
Msci Inc	Common Stock	5,210
Neurocrine Biosciences In	Common Stock	620
Norwegian Cruise Line Hol	Common Stock	12,487

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Nxp Semiconductors Nv	Common Stock	5,598
Old Dominion Freight Line	Common Stock	1,376
O'Reilly Automotive Inc	Common Stock	8,649
Palo Alto Networks Inc	Common Stock	877
Progressive Corp	Common Stock	8,965
PVH Corp	Common Stock	2,713
Quintiles Ims Holdings In	Common Stock	4,496
Red Hat Inc	Common Stock	9,639
Rockwell Collins Inc	Common Stock	7,157
Roper Technologies Inc	Common Stock	11,925
Royal Caribbean Cruises L	Common Stock	5,673
RPM International Inc	Common Stock	6,959
Sabre Corp	Common Stock	4,925
SBA Communications Corp	Common Stock	1,345
Sensata Technologies Hold	Common Stock	8,899
Servicenow Inc	Common Stock	2,458
Splunk Inc	Common Stock	3,383
Sprouts Farmers Market In	Common Stock	4,271
SS&C Technologies Holding	Common Stock	3,783
Stericycle Inc	Common Stock	1,667
Tableau Software Inc-Cl A	Common Stock	2,534
TD Ameritrade Holding Cor	Common Stock	11,010
Teleflex Inc	Common Stock	14,372
Tesaro Inc	Common Stock	2,021
Tesla Inc	Common Stock	2,570
Textron Inc	Common Stock	18,206
T-Mobile Us Inc	Common Stock	8,472
Transunion	Common Stock	1,519
Treehouse Foods Inc	Common Stock	5,353
Tripadvisor Inc	Common Stock	2,323
Vail Resorts	Common Stock	2,520
Valvoline Inc	Common Stock	1,939
Vantiv Inc - Cl A	Common Stock	8,723
Veeva Systems Inc-Class A	Common Stock	4,038
Verisign Inc	Common Stock	8,614
Verisk Analytics Inc	Common Stock	8,541
Vertex Pharmaceuticals In	Common Stock	2,953
Wabco Holdings Inc	Common Stock	2,659
Waste Connections Inc	Common Stock	8,899
We Work Compan Class	Common Stock	426
West Pharmaceutical Servi	Common Stock	4,505
Willis Towers Watson Plc	Common Stock	15,562
Workday Inc-Class A	Common Stock	3,245
Xilinx Inc	Common Stock	3,993
Xylem Inc	Common Stock	6,054
Zillow Group Inc - A	Common Stock	1,205

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Zillow Group Inc - C	Common Stock	1,791
Zoetis Inc	Common Stock	5,257
Acuity Brands Inc	Common Stock	3,701
Agilent Technologies Inc	Common Stock	10,409
Air Products & Chemicals	Common Stock	9,368
Alnylam Pharmaceuticals I	Common Stock	1,538
Aramark	Common Stock	5,226
Arc Resources Ltd	Common Stock	3,034
Ashland Global Holdings I	Common Stock	5,695
Autozone Inc	Common Stock	12,663
Ball Corp	Common Stock	8,576
Bats Global Markets Inc	Common Stock	1,645
Black Knight Financial	Common Stock	224
Blue Buffalo Pet Products	Common Stock	2,409
Bruker Corp	Common Stock	6,473
Burlington Stores Inc	Common Stock	4,161
Carmax Inc	Common Stock	9,937
Carter's Inc	Common Stock	3,982
Catalent Inc	Common Stock	5,673
CBOE Holdings Inc	Common Stock	9,626
Choice Hotels Intl Inc	Common Stock	1,854
Cimarex Energy Co	Common Stock	1,770
Coach Inc	Common Stock	8,282
Cognex Corp	Common Stock	2,614
Colfax Corp	Common Stock	2,664
Conagra Foods Inc	Common Stock	5,866
Concho Resources Inc	Common Stock	2,259
Cooper Cos Inc/The	Common Stock	10,518
Corelogic Inc	Common Stock	6,016
CSRA Inc	Common Stock	3,465
Dentsply International In	Common Stock	9,452
Dick's Sporting Goods Inc	Common Stock	3,086
Digitalglobe Inc	Common Stock	5,139
Dollar General Corp	Common Stock	12,024
E*Trade Financial Corp	Common Stock	3,993
Electronic Arts Inc	Common Stock	3,867
Envision Healthcare Corp	Common Stock	5,708
EQT Corp	Common Stock	6,947
Equifax Inc	Common Stock	11,223
Equinix Inc	Common Stock	716
Factset Research Systems	Common Stock	3,275
Fidelity National Info Se	Common Stock	4,396
Fiserv Inc	Common Stock	18,105
Fleetcor Technologies Inc	Common Stock	7,374
FNF Group	Common Stock	12,115
Fortive Corp	Common Stock	6,610

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Franco-Nevada Corp	Common Stock	4,431
Gartner Inc	Common Stock	4,456
Global Payments Inc	Common Stock	8,973
Guidewire Software Inc	Common Stock	1,780
Hanesbrands Inc	Common Stock	2,805
Harman International	Common Stock	4,010
Harris Corp	Common Stock	10,063
Hologic Inc	Common Stock	13,428
Hunt (JB) Transprt Svcs I	Common Stock	3,210
IDEX Corp	Common Stock	12,274
Idexx Laboratories Inc	Common Stock	4,818
Illumina Inc	Common Stock	4,234
Incyte Corp	Common Stock	3,617
Intercontinental Exchange	Common Stock	10,120
Intuitive Surgical Inc	Common Stock	8,261
Jones Lang Lasalle Inc	Common Stock	1,620
Kansas City Southern	Common Stock	6,887
KAR Auction Services Inc	Common Stock	5,509
Kla-Tencor Corp	Common Stock	2,602
US Govt STIF 5 Bps	Money Market Security	1,681
T. Rowe Price Tre Res Fund	Mutual Fund	12,142
Large Cap Value Portfolio:
Abbott Laboratories	Common Stock	1,273
Adient Plc - Wi	Common Stock	422
AES Corp	Common Stock	961
Aetna Inc	Common Stock	3,053
Agilent Technologies Inc	Common Stock	1,422
American Airlines Group I	Common Stock	2,607
American Electric Power	Common Stock	2,321
American International Gr	Common Stock	2,247
Ameriprise Financial Inc	Common Stock	2,923
Analog Devices Inc	Common Stock	772
Anthem Inc	Common Stock	2,167
Apple Inc	Common Stock	2,949
Applied Materials Inc	Common Stock	647
Baker Hughes Inc	Common Stock	232
Ball Corp	Common Stock	1,423
Bank Of New York Mellon	Common Stock	3,308
Becton Dickinson And Co	Common Stock	1,797
Boeing Co/The	Common Stock	2,960
Bristol-Myers Squibb Co	Common Stock	1,008
Bunge Ltd	Common Stock	1,313
CF Industries Holdings	Common Stock	219
Chevron Corp	Common Stock	3,210
Chubb Ltd	Common Stock	397
Cisco Systems Inc	Common Stock	2,936

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Citigroup Inc	Common Stock	3,552
Comcast Corp-Class A	Common Stock	1,786
Coty Inc-Cl A	Common Stock	721
CVS Health Corp	Common Stock	585
Danaher Corp	Common Stock	678
Delphi Automotive Plc	Common Stock	473
Dollar General Corp	Common Stock	891
DTE Energy Company	Common Stock	1,067
Du Pont (E.I.) De Nemours	Common Stock	1,700
Encana Corp	Common Stock	766
EOG Resources Inc	Common Stock	1,472
EQT Corp	Common Stock	554
Eversource Energy	Common Stock	438
Exelon Corp	Common Stock	4,367
Exxon Mobil Corp	Common Stock	4,344
Fifth Third Bancorp	Common Stock	2,827
Firstenergy Corp	Common Stock	564
General Electric Co	Common Stock	3,678
General Growth Properties	Common Stock	656
General Motors Co	Common Stock	567
Gilead Sciences Inc	Common Stock	804
Great Plains Energy Inc	Common Stock	823
Harris Corp	Common Stock	1,109
HCA Holdings Inc	Common Stock	1,711
Hess Corp	Common Stock	604
Hologic Inc	Common Stock	1,460
Honeywell International I	Common Stock	1,196
Illinois Tool Works	Common Stock	602
International Paper Co	Common Stock	1,378
JM Smucker Co/The	Common Stock	141
Johnson Controls Internat	Common Stock	2,839
JPMorgan Chase & Co	Common Stock	10,791
Keycorp	Common Stock	2,044
Keysight Technologies In	Common Stock	453
L Brands Inc	Common Stock	409
Las Vegas Sands Corp	Common Stock	731
Lennar Corp-A	Common Stock	620
Liberty Global Plc-Series	Common Stock	1,069
Lowe's Cos Inc	Common Stock	1,494
Mallinckrodt Plc	Common Stock	410
Marathon Petroleum Corp	Common Stock	2,163
Marsh & Mclennan Cos	Common Stock	2,501
Mattel Inc	Common Stock	1,314
Mckesson Corp	Common Stock	493
Medtronic Plc	Common Stock	3,273
Merck & Co. Inc.	Common Stock	3,087

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Metlife Inc	Common Stock	2,573
Microchip Technology Inc	Common Stock	447
Microsoft Corp	Common Stock	5,950
Mondelez International In	Common Stock	523
Morgan Stanley	Common Stock	4,112
Nextera Energy Inc	Common Stock	749
Nextera Energy Inc	Common Stock	833
Norwegian Cruise Line Hol	Common Stock	1,618
NRG Energy Inc	Common Stock	779
NXP Semiconductors Nv	Common Stock	471
Occidental Petroleum Corp	Common Stock	1,981
Pentair Plc	Common Stock	326
Pepsico Inc	Common Stock	629
Pfizer Inc	Common Stock	4,217
Philip Morris Internation	Common Stock	5,944
PNC Financial Services Gr	Common Stock	106
Qualcomm Inc	Common Stock	1,889
Red Hat Inc	Common Stock	1,139
Rockwell Collins Inc	Common Stock	770
Roper Technologies Inc	Common Stock	1,266
Schwab (Charles) Corp	Common Stock	1,212
Sempra Energy	Common Stock	999
Spectra Energy Corp	Common Stock	1,575
State Street Corp	Common Stock	2,229
Stericycle Inc	Common Stock	968
Synchrony Financial	Common Stock	1,522
Targa Resources Corp	Common Stock	206
Te Connectivity Ltd	Common Stock	1,277
Texas Instruments Inc	Common Stock	1,639
Thermo Fisher Scientific	Common Stock	1,681
Total SA-Spon Adr	Common Stock	4,190
Trans Canada Corp	Common Stock	1,884
Twenty-First Century Fox	Common Stock	1,636
Tyson Foods Inc-Cl A	Common Stock	6,631
United Technologies Corp	Common Stock	1,433
US Bancorp	Common Stock	2,112
Vereit Inc	Common Stock	1,337
Verizon Communications In	Common Stock	2,696
Vulcan Materials Co	Common Stock	590
Walgreens Boots Alliance	Common Stock	1,971
Wal-Mart Stores Inc	Common Stock	1,497
Walt Disney Co/The	Common Stock	648
Wells Fargo & Co	Common Stock	5,302
Western Digital Corp	Common Stock	402
Weyerhaeuser Co	Common Stock	1,255
Willis Towers Watson Plc	Common Stock	650

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Xl Group Ltd	Common Stock	3,022
Ashland Global Holdings	Common Stock	1,222
P G & E Corp	Common Stock	3,479
US Govt STIF 5 Bps	Money Market Securities	1,557
T Rowe Price Gov Res Fund	Mutual Funds	1,117
Small-Cap Core Portfolio:
Canadian Dollar	Cash	2
Aaon Inc	Common Stock	1,077
Acadia Healthcare Co Inc	Common Stock	1,211
Acadia Pharmaceuticals In	Common Stock	621
Acadia Realty Trust	Common Stock	674
Acceleron Pharma Inc	Common Stock	468
Accuray Inc	Common Stock	277
Adtran Inc	Common Stock	769
Advanced Accelerator App-	Common Stock	208
Alamo Group Inc	Common Stock	849
Albany Intl Corp-Cl A	Common Stock	886
Alexander & Baldwin Inc	Common Stock	1,543
Alkermes PLC	Common Stock	1,329
American Campus Communiti	Common Stock	1,607
American Public Education	Common Stock	577
Applied Industrial Tech I	Common Stock	1,001
Aquinox Pharmaceuticals I	Common Stock	175
Arctic Cat Inc	Common Stock	232
Ariad Pharmaceuticals Inc	Common Stock	550
Assured Guaranty Ltd	Common Stock	2,398
At Home Group Inc	Common Stock	184
Atlantic Capital Bancshar	Common Stock	473
AZZ Inc	Common Stock	2,032
Bankunited Inc	Common Stock	3,103
Bats Global Markets Inc	Common Stock	2,210
Beneficial Bancorp Inc	Common Stock	1,390
Blackbaud Inc	Common Stock	510
Blue Hills Bancorp Inc	Common Stock	558
Blueprint Medicines Corp	Common Stock	73
BNC Bancorp	Common Stock	1,348
Bojangles' Inc	Common Stock	490
Booz Allen Hamilton Holdi	Common Stock	1,319
Boston Beer Company Inc-A	Common Stock	1,016
Bottomline Technologies (	Common Stock	1,297
Bridge Bancorp Inc	Common Stock	1,088
Brink’s Co/The	Common Stock	2,401
Brinker International Inc	Common Stock	1,417
Broadsoft Inc	Common Stock	773
Bruker Corp	Common Stock	1,112
Burlington Stores Inc	Common Stock	1,512

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
BWX Technologies Inc	Common Stock	902
Cable One Inc	Common Stock	1,549
Calatlantic Group Inc	Common Stock	267
California Water Service	Common Stock	1,375
Cal-Maine Foods Inc	Common Stock	1,315
Capital Bank Financial-Cl	Common Stock	1,822
Capitol Federal Financial	Common Stock	1,460
Cargurus Inc Series D Pfd	Common Stock	403
Cargurus Inc Series E Pfd	Common Stock	139
Catalent Inc	Common Stock	1,089
Catchmark Timber Trust In	Common Stock	469
Cavium Inc	Common Stock	1,326
Centene Corp	Common Stock	1,555
Centennial Resource Devel	Common Stock	459
Centennial Resource Devel	Common Stock	273
Centennial Resuorc Wts	Common Stock	65
Chart Industries Inc	Common Stock	1,371
Cheesecake Factory Inc/Th	Common Stock	1,015
Chegg Inc	Common Stock	528
Chemical Financial Corp	Common Stock	971
Chesapeake Lodging Trust	Common Stock	737
Chesapeake Utilities Corp	Common Stock	787
Chico's Fas Inc	Common Stock	1,644
Ciena Corp	Common Stock	1,396
Clearwater Paper Corp	Common Stock	836
Clifton Bancorp Inc	Common Stock	359
Cohen & Steers Inc	Common Stock	780
Colucid Pharmaceuticals I	Common Stock	462
Comfort Systems USA Inc	Common Stock	339
Compass Minerals Internat	Common Stock	437
Computer Modelling Group	Common Stock	310
Constellium Nv- Class A	Common Stock	270
Conyers Park Acquisit - U	Common Stock	539
Core-Mark Holding Co Inc	Common Stock	2,056
Corporate Office Properti	Common Stock	1,537
Cross Country Healthcare	Common Stock	591
CSRA Inc	Common Stock	1,556
CTS Corp	Common Stock	712
CU Bancorp	Common Stock	29
Cyberark Software Ltd/Isr	Common Stock	1,428
Deluxe Corporation	Common Stock	250
Denny's Corp	Common Stock	1,454
Descartes Systems Grp/The	Common Stock	1,898
Diamond Offshore Drilling	Common Stock	787
Diamondback Energy Inc	Common Stock	1,712
Diodes Inc	Common Stock	995

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Dril-Quip Inc	Common Stock	652
E*Trade Financial Corp	Common Stock	3,188
East West Bancorp Inc	Common Stock	1,434
Eastgroup Properties Inc	Common Stock	2,002
El Paso Electric Co	Common Stock	501
Ellie Mae Inc	Common Stock	1,560
Encore Capital Group Inc	Common Stock	1,051
Enstar Group Ltd	Common Stock	1,025
Entellus Medical Inc	Common Stock	134
Epam Systems Inc	Common Stock	596
Equity Commonwealth	Common Stock	1,528
Equity One Inc	Common Stock	1,116
Esco Technologies Inc	Common Stock	2,321
Essent Group Ltd	Common Stock	497
Etsy Inc	Common Stock	375
Exelixis Inc	Common Stock	956
Exponent Inc	Common Stock	968
FB Financial Corp	Common Stock	476
Financial Engines Inc	Common Stock	1,502
Finisar Corporation	Common Stock	2,329
First Hawaiian Inc	Common Stock	661
First Horizon National Co	Common Stock	2,660
Firstservice Corp	Common Stock	839
Five Below	Common Stock	546
Five9 Inc	Common Stock	1,071
Flotek Industries Inc	Common Stock	338
Forestar Group Inc	Common Stock	485
Forterra Inc	Common Stock	423
Fortinet Inc	Common Stock	291
Forum Energy Technologies	Common Stock	559
Franco-Nevada Corp	Common Stock	896
Frank's International NV	Common Stock	310
Gentherm Inc	Common Stock	2,123
Gibraltar Industries Inc	Common Stock	350
Glacier Bancorp Inc	Common Stock	924
Graco Inc	Common Stock	1,317
Graham Corp	Common Stock	143
Grubhub Inc	Common Stock	1,320
Guidewire Software Inc	Common Stock	2,055
Halyard Health Inc	Common Stock	1,563
Hannon Armstrong Sustaina	Common Stock	608
Haynes International Inc	Common Stock	703
Healthcare Services Group	Common Stock	492
Heritage Commerce Corp	Common Stock	725
Hexcel Corp	Common Stock	1,861
HMS Holdings Corp	Common Stock	1,922

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
HNI Corp	Common Stock	262
Home Bancshares Inc	Common Stock	1,669
Hope Bancorp Inc	Common Stock	919
HSN Inc	Common Stock	557
Infinity Property & Casua	Common Stock	2,173
Inphi Corp	Common Stock	387
Insmed Inc	Common Stock	498
Integrated Device Tech In	Common Stock	881
Ionis Pharmaceuticals Inc	Common Stock	648
Ironwood Pharm Inc	Common Stock	881
Ixia	Common Stock	613
Jack In The Box Inc	Common Stock	3,015
Janus Capital Group Inc	Common Stock	299
John Bean Technologies Co	Common Stock	3,332
K2M Group Holdings Inc	Common Stock	2,243
Kearny Financial Corp/Md	Common Stock	550
Knight Transportation Inc	Common Stock	1,683
Landstar System Inc	Common Stock	1,445
Lattice Semiconductor Cor	Common Stock	763
Lennox International Inc	Common Stock	1,878
Lifepoint Health Inc	Common Stock	934
Live Oak Bancshares Inc	Common Stock	142
Louisiana-Pacific Corp	Common Stock	670
Luxfer Holdings Plc-Adr	Common Stock	451
Macom Technology Solution	Common Stock	660
Manitowoc Company Inc	Common Stock	499
Manitowoc Foodservice Inc	Common Stock	1,094
Martin Marietta Materials	Common Stock	508
Matador Resources Co	Common Stock	1,333
Matson Inc	Common Stock	1,249
Matthews Intl Corp-Class	Common Stock	735
Medicines Company	Common Stock	812
Meridian Bancorp Inc	Common Stock	940
Meridian Bioscience Inc	Common Stock	369
Meritage Homes Corp	Common Stock	971
Michaels Cos Inc/The	Common Stock	1,107
Microsemi Corp	Common Stock	2,471
Minerals Technologies Inc	Common Stock	1,655
Mobile Mini Inc	Common Stock	977
Monro Muffler Brake Inc	Common Stock	1,015
Moog Inc-Class A	Common Stock	1,277
MSA Safety Inc	Common Stock	2,522
Mueller Water Products In	Common Stock	1,333
Multi Packaging Solutions	Common Stock	945
Multi-Color Corp	Common Stock	1,083
National Instruments Corp	Common Stock	1,499

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Nautilus Inc	Common Stock	347
New Gold Inc	Common Stock	1,055
New Media Investment Grou	Common Stock	416
New Relic Inc	Common Stock	531
Nextera Energy Partners L	Common Stock	532
Northwestern Corp	Common Stock	606
Novanta Inc	Common Stock	519
NRG Energy Inc	Common Stock	580
Ollie's Bargain Outlet Ho	Common Stock	428
One Gas Inc	Common Stock	3,366
Ophthotech Corp	Common Stock	4
Osisko Gold Royalties Ltd	Common Stock	497
Outfront Media Inc	Common Stock	451
Pacific Continental Corp	Common Stock	384
Pacira Pharmaceuticals In	Common Stock	1,053
Pandora Media Inc	Common Stock	451
Paramount Group Inc	Common Stock	870
Park Sterling Corp	Common Stock	807
Parsley Energy Inc-Class	Common Stock	1,215
PDF Solutions Inc	Common Stock	935
Pennymac Financial Servic	Common Stock	294
Performance Food Group Co	Common Stock	502
Petra Diamonds Ltd	Common Stock	194
PGT Innovations Inc	Common Stock	527
Pinnacle Financial Partne	Common Stock	1,167
Pinnacle Foods Inc	Common Stock	3,282
PNM Resources Inc	Common Stock	2,448
Polyone Corporation	Common Stock	770
Popular Inc	Common Stock	1,433
Portland General Electric	Common Stock	1,848
Post Holdings Inc	Common Stock	1,859
Progress Software Corp	Common Stock	1,047
Proofpoint Inc	Common Stock	3,049
Prosperity Bancshares Inc	Common Stock	2,289
Prothena Corp Plc	Common Stock	174
PS Business Parks Inc/Ca	Common Stock	2,902
Quanex Building Products	Common Stock	981
Quotient Technology Inc	Common Stock	393
Radian Group Inc	Common Stock	1,532
Radius Health Inc	Common Stock	887
Rambus Inc	Common Stock	1,226
RBC Bearings Inc	Common Stock	2,229
Re/Max Holdings Inc-Cl A	Common Stock	943
Red Robin Gourmet Burgers	Common Stock	1,497
Restoration Hardware Hold	Common Stock	594
Retail Opportunity Invest	Common Stock	1,544

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Rice Energy Inc	Common Stock	600
Ringcentral Inc-Class A	Common Stock	799
Ritchie Bros Auctioneers	Common Stock	2,389
Rli Corp	Common Stock	642
Rush Enterprises Inc-Cl A	Common Stock	992
Safety Insurance Group In	Common Stock	859
Sage Therapeutics Inc	Common Stock	366
Saia Inc	Common Stock	1,523
Scholastic Corp	Common Stock	1,070
Seacor Holdings Inc	Common Stock	1,598
Seattle Genetics Inc	Common Stock	710
Selective Insurance Group	Common Stock	2,407
Semtech Corp	Common Stock	1,233
Simmons First Natl Corp-C	Common Stock	644
Simpson Manufacturing Co	Common Stock	1,064
Skechers USA Inc-Cl A	Common Stock	1,683
SLM Corp	Common Stock	1,674
SM Energy Co	Common Stock	543
Snyders-Lance Inc	Common Stock	852
Sonic Corp	Common Stock	2,405
South Jersey Industries	Common Stock	712
Southwest Gas Holdings In	Common Stock	2,039
SP Plus Corp	Common Stock	471
Spark Therapeutics Inc	Common Stock	477
Sprouts Farmers Market In	Common Stock	620
SS&C Technologies Holding	Common Stock	3,178
State Auto Financial Corp	Common Stock	804
Steris PLC	Common Stock	2,082
Sun Hydraulics Corp	Common Stock	1,040
Synovus Financial Corp	Common Stock	1,576
Tableau Software Inc-Cl A	Common Stock	802
Tangoe Inc/Ct	Common Stock	792
Teledyne Technologies Inc	Common Stock	3,053
Tempur Sealy Internationa	Common Stock	3,552
Tennant Co	Common Stock	1,057
Tesaro Inc	Common Stock	2,241
Tesco Corp	Common Stock	298
Texas Capital Bancshares	Common Stock	2,649
Therapeuticsmd Inc	Common Stock	523
Thermon Group Holdings In	Common Stock	339
Tile Shop Hldgs Inc	Common Stock	1,722
Toro Co	Common Stock	2,894
Towne Bank	Common Stock	1,229
Treehouse Foods Inc	Common Stock	2,677
Triumph Group Inc	Common Stock	1,033
Tuesday Morning Corp	Common Stock	758

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
U.S. Physical Therapy Inc	Common Stock	1,064
Ultragenyx Pharmaceutical	Common Stock	84
Univar Inc	Common Stock	1,133
Universal American Corp	Common Stock	126
Urstadt Biddle - Class A	Common Stock	733
Valmont Industries	Common Stock	1,779
Waste Connections Inc	Common Stock	2,052
Webster Financial Corp	Common Stock	1,572
Wellcare Health Plans Inc	Common Stock	3,511
West Fraser Timber Co Ltd	Common Stock	426
Westamerica Bancorporatio	Common Stock	784
Western Alliance Bancorp	Common Stock	2,995
Wingstop Inc	Common Stock	950
Wisdomtree Investments In	Common Stock	466
Woodward Inc	Common Stock	234
Wright Medical Group Nv	Common Stock	1,888
Xencor Inc	Common Stock	346
Zendesk Inc	Common Stock	714
Zillow Group Inc - A	Common Stock	102
Zillow Group Inc - C	Common Stock	167
Zumiez Inc	Common Stock	1,492
US Govt STIF 5 Bps	Money Market Securities	997
T.Rowe Price Tre Res Fund	Mutual Funds	6,267
International Equity Portfolio:
Federated Gov Obli Fund	Money Market Securities	3,214
AAC Technologies H-Unspon	Common Stock	1,879
ABB Ltd-Spon Adr	Common Stock	1,763
Adecco Group Ag-Reg-Unsp	Common Stock	2,248
Aflac Inc	Common Stock	2,397
Air Liquide-Unsponsored A	Common Stock	1,880
Allianz Se-Spon Adr	Common Stock	2,260
Astellas Pharma Inc-Unsp	Common Stock	1,969
Axa -Spons Adr	Common Stock	2,312
Banco Bilbao Vizcaya-Sp A	Common Stock	2,187
Bancolombia S.A.-Spons Ad	Common Stock	2,212
BASF Se-Spon Adr	Common Stock	1,730
BHP Billiton Ltd-Spon Adr	Common Stock	1,252
BNP Paribas-Adr	Common Stock	2,225
Carrefour Sa-Sp Adr	Common Stock	2,126
Coca-Cola Hbc Ag-Unsn Adr	Common Stock	1,717
Compass Group Plc-Spon Ad	Common Stock	1,986
Continental Ag-Spons Adr	Common Stock	2,474
Credicorp Ltd	Common Stock	2,457
CSL Ltd-Sponsored Adr	Common Stock	1,621
Dassault Systemes S-Spon	Common Stock	1,103
Diageo Plc-Sponsored Adr	Common Stock	1,782

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Enbridge Inc	Common Stock	1,576
Fanuc Corp-Unsp Adr	Common Stock	1,044
Fresenius Se & Co-Spn Adr	Common Stock	1,680
Fuji Heavy Indus-Unspons	Common Stock	2,495
Gemalto Nv-Sponsored Adr	Common Stock	1,971
Givaudan-Unspon Adr	Common Stock	1,674
Grupo Fin Banorte-Spon Ad	Common Stock	2,179
Henkel Kgaa-Spons Adr Pfd	Common Stock	1,806
Imperial Oil Ltd	Common Stock	1,544
Japan Tobacco Inc-Unspon	Common Stock	1,757
JGC Corp-Unsponsored Adr	Common Stock	1,505
Komatsu Ltd -Spons Adr	Common Stock	1,473
Kubota Corp-Spons Adr	Common Stock	1,772
L'Oreal-Unsponsored Adr	Common Stock	1,464
Macquarie Group Ltd-Adr	Common Stock	1,664
Magna International Inc	Common Stock	2,858
Mettler-Toledo Internatio	Common Stock	1,839
MTN Group Ltd-Spons Adr	Common Stock	1,654
Muenchener Rueck-Unspon A	Common Stock	2,389
Nestle Sa-Spons Adr	Common Stock	1,779
Nitto Denko Corp-Unspons	Common Stock	1,701
Novartis Ag-Sponsored Adr	Common Stock	1,589
Novo-Nordisk A/S-Spons Ad	Common Stock	1,869
NXP Semiconductors NV	Common Stock	628
Orix - Sponsored Adr	Common Stock	2,108
Pandora A/S-Unsp Adr	Common Stock	2,044
Prudential Plc-Adr	Common Stock	1,392
Reckitt Benckiser-Spon Ad	Common Stock	1,748
Roche Holdings Ltd-Spons	Common Stock	1,890
Royal Dutch Shell-Spon Ad	Common Stock	1,866
Ryanair Holdings Plc-Sp A	Common Stock	2,079
Sandvik Ab-Sponsored Adr	Common Stock	1,569
SAP Se-Sponsored Adr	Common Stock	1,569
Schlumberger Ltd	Common Stock	928
Siemens Ag-Spons Adr	Common Stock	2,134
Singapore Telecommunicat-	Common Stock	1,934
SKF Ab-Sponsored Adr	Common Stock	1,868
Svenska Cellulosa Ab-Sp A	Common Stock	1,825
Sysmex Corp-Unspon Adr	Common Stock	1,616
Taiwan Semiconductor-Sp A	Common Stock	1,978
Tokyo Electron Ltd-Unsp A	Common Stock	1,784
Total SA-Spon Adr	Common Stock	1,911
Volkswagen Ag-Spons Adr	Common Stock	2,399
Walmart De Mexico-Spon Ad	Common Stock	1,577
Woodside Petroleum-Sp Adr	Common Stock	1,597
WPP PLC-Sponsored Adr	Common Stock	1,816

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Large Cap Growth Portfolio:
Activision Blizzard Inc	Common Stock	9,282
Acuity Brands Inc	Common Stock	5,373
Adobe Systems Inc	Common Stock	8,238
Alexion Pharmaceuticals I	Common Stock	9,604
Alibaba Group Holding-Sp	Common Stock	10,193
Amazon.com Inc	Common Stock	12,776
Biogen Inc	Common Stock	7,925
Bristol-Myers Squibb Co	Common Stock	13,100
Celgene Corp	Common Stock	11,120
Dexcom Inc	Common Stock	5,318
Edwards Lifesciences Corp	Common Stock	7,114
Facebook Inc-A	Common Stock	9,587
Illumina Inc	Common Stock	8,827
Intercept Pharmaceuticals	Common Stock	7,112
Intercontinental Exchange	Common Stock	8,368
Mercadolibre Inc	Common Stock	6,702
Mobileye Nv	Common Stock	9,291
Monster Beverage Corp	Common Stock	8,996
Nike Inc -Cl B	Common Stock	11,175
Nvidia Corporation	Common Stock	3,683
Palo Alto Networks Inc	Common Stock	6,814
Priceline Group Inc/The	Common Stock	10,436
Salesforce.com Inc	Common Stock	9,295
Schwab (Charles) Corp	Common Stock	8,862
Servicenow Inc	Common Stock	8,814
Sherwin-Williams Co/The	Common Stock	8,438
Shire Plc-Adr	Common Stock	5,691
Splunk Inc	Common Stock	8,205
Starbucks Corp	Common Stock	11,290
TJX Companies Inc	Common Stock	5,932
Ulta Beauty Inc	Common Stock	3,258
Vertex Pharmaceuticals In	Common Stock	9,218
Visa Inc-Class A Shares	Common Stock	9,094
Dreyfus Treasury & Agency	Common Stock	3,799
Total separately managed accounts		1,742,565
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T Rowe Price Reserve Inv Fund	Mutual and Trust Fund	93,210
* T Rowe Price Short Term Common:
American General Life	Mutual and Trust Fund	52,436
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	39,913
Prudential Building Block Trust	Mutual and Trust Fund	59,404
State Street Building Block Trust	Mutual and Trust Fund	62,479
Pacific Life Building Block Trust	Mutual and Trust Fund	65,066
RBC Building Block Trust	Mutual and Trust Fund	83,517

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2016
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Transamerica Building Block Trust	Mutual and Trust Fund	57,926
* T Rowe Price Int Term Common:
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	34,823
Prudential Building Block Trust	Mutual and Trust Fund	51,828
State Street Building Block Trust	Mutual and Trust Fund	54,511
Pacific Life Building Block Trust	Mutual and Trust Fund	56,768
American General Life	Mutual and Trust Fund	45,749
RBC Building Block Trust	Mutual and Trust Fund	72,866
Transamerica Building Block Trust	Mutual and Trust Fund	50,539
* T Rowe Price Managed Bond:
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	9,862
Prudential Building Block Trust	Mutual and Trust Fund	14,678
State Street Building Block Trust	Mutual and Trust Fund	15,438
Pacific Life Building Block Trust	Mutual and Trust Fund	16,077
American General Life	Mutual and Trust Fund	12,957
RBC Building Block Trust	Mutual and Trust Fund	20,636
Transamerica Building Block Trust	Mutual and Trust Fund	14,313
Metropolitan Life	Separate Account Contracts	184,828
Uninvested Cash	Cash	798
Total Fully Benefit-Responsive Contracts		1,170,622
* Costco Wholesale Corporation	Common stock	4,606,549
Total investments		11,435,462

Participant loans	Interest rates of 4.25% to 11.50% maturing through December 2031	454,622
Total		$11,890,084
_________________________
* Indicates a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 15, 2017	By	/s/ PATRICK CALLANS
Date		Patrick Callans Senior Vice President Costco Wholesale Corporation